UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of September 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated September 1, 2018 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: September 4, 2018

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors growth momentum continues in August 2018 with 27% increase in its domestic sales performance

Key Highlights: (CV: 26%, PV: 28%, SCV/pickups: 37%, ILCV: 36%, MHCV: 16%)

Mumbai, September 1, 2018:

Tata Motors sales in the domestic market in August 2018, grew by 27%, at 58,262 units compared to 45,906 units over previous year. On a cumulative basis (April-August 2018), Tata Motors registered a strong growth of 45% at 274,666 units compared to 188,822 units against the same period last year due to the continued robust month-on-month sales performance of its Commercial and Passenger Vehicles Businesses in the domestic market. As part of Turnaround 2.0 in FY19, Tata Motors continues to focus on 3 clear objectives - 'Win Decisively in CV', 'Win sustainably in PV' and embed the turnaround culture within the organization while maintaining cautious optimism in the market.

Domestic - Commercial Vehicles

Tata Motors' Commercial Vehicles (CV) domestic sales in August 2018 were 39,859 units as against 31,566 units in Aug 2017, a growth of 26% led by the continued acceptance of the superior performance of our BS4 products. Cumulative sales for the fiscal (April-Aug 18) is at 186,318 units compared to 124,691 units, growth of 49% over same period last year. The CV industry continues to grow on the back of strong economic activity, in the backdrop of strong GDP growth of 8.2 per cent in the April-June 2018 quarter, and growth in manufacturing, agriculture, construction and private final consumption expenditure (PFCE).

The M&HCV truck segment with sales of 12,715 units continued to witness a growth of 16% over last year. This growth was on the back of road construction, affordable housing, irrigation projects and the government spending on infrastructure projects. The M&HCV segment has started to gain back its momentum in the market after the clarity on the increased axle load norms. In addition, Tata Motors BS4 range of Signa and Prima trucks and tippers have been well established for their superior performance and continue to gain acceptance amongst the customers.

The I&LCV truck segment reported a strong performance with 5,260 units, a growth of 36% over last year. This growth was strengthened by the new Tata Ultra range of trucks, in addition to e-commerce sector and increased rural consumption.

The SCV Cargo and Pickup segment reported a robust growth with 17,426 units, up by 37%, over last year. The volumes for this segment were aided by high private consumption-led growth and the continuously evolving hub and spoke model - all leading to the small vehicle demand for the last mile connectivity. The newly launched Tata Ace Gold has also been gaining significant acceptance and contributing to the volume growth.

The commercial passenger carrier segment recorded a steady growth with 4,458 units, 9% increase over last year. This was led by the demand for school buses and vans supported by the demand for Ambulances, in addition to the uptick in the STU buying.

Domestic - Passenger Vehicles

Tata Motors' Passenger Vehicles (PV) domestic sales in August 2018 continued its growth trend at 18,420 units compared to 14,340 units, higher by 28% over last year despite a challenging month for the industry impacted on the account of heavy monsoon. The continuous strong demand for our new generation vehicles has led to consistent month on month growth. The newly launched Nexon AMT has received an overwhelming response and is witnessing good traction in the market. The Passenger Car segment CINL28920MH1945PLC004520 registered a growth of 9%, while the UV segment grew by 93% clearly stating the preferences of today's customers. Cumulative sales of PV in the domestic market for the fiscal (April-August 2018) grew by 38%, at 88,436 units compared to 64,131 units for the same period, last fiscal.

Exports

The company's sales from exports (from CV and PV) in August 2018 was at an impressive 5,478 units compared to 3,082 units last year, a growth of 78%.

-Ends-

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com

Tel: +91 22-66657613 www.tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.